Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Kansas City Life Insurance Company:

We consent to the incorporation by reference in the registration statement (Nos. 333-___________, 333-______________, 333-89984, 333-52290, and 333-98805) on Form S-8 of Kansas City Life Insurance Company of our report dated June 25, 2009 with respect to the statements of net assets available for benefits of the Kansas City Life Insurance Savings and Profit Sharing Plan as of December 31, 2008 and 2007, the related statement of changes in net assets available for benefits for the year ended December 31, 2008, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008 which report appears in the December 31, 2008 annual report on Form 11-K of the Kansas City Life Insurance Company Savings and Profit Sharing Plan.

/s/ KPMG, LLP

Kansas City, Missouri

July 8, 2009